# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seanergy Maritime Holdings Corp., CIK 0001448397
CUSIP: Y73760400
Title of class of securities: Common Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0001104659-23-120922
Filed by CIK 0001308557
Persons authorized to receive notices and communications: Kleanthis Costa Spathias, c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Fl, Office 21, Nicosia, Cyprus (G4), 1066, 30 210 8090429; Richard Brand, Kiran Kadekar, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10022, (212) 819-8200

## Reporting persons
- Sphinx Investment Corp. (CIK 0001990966): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,848,534; sole dispositive power 0; shared dispositive power 1,848,534; aggregate amount beneficially owned 1,848,534 (8.8% of the class)
  Comment: All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou. Based on 20,902,365 shares stated by the Issuer as outstanding as of June 30, 2025 in the Issuer's Report on Form 6-K, filed with the SEC on August 7, 2025.
- Maryport Navigation Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,848,534; sole dispositive power 0; shared dispositive power 1,848,534; aggregate amount beneficially owned 1,848,534 (8.8% of the class)
  Comment: All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou. Based on 20,902,365 shares stated by the Issuer as outstanding as of June 30, 2025 in the Issuer's Report on Form 6-K, filed with the SEC on August 7, 2025.
- George Economou (CIK 0001308557): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,848,534; sole dispositive power 0; shared dispositive power 1,848,534; aggregate amount beneficially owned 1,848,534 (8.8% of the class)
  Comment: All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou. Based on 20,902,365 shares stated by the Issuer as outstanding as of June 30, 2025 in the Issuer's Report on Form 6-K, filed with the SEC on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.0001 per share
Name of issuer: Seanergy Maritime Holdings Corp.
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Comment: This Amendment No. 9 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on November 24, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on December 5, 2023, Amendment No. 2 to Schedule 13D on December 13, 2023, Amendment No. 3 to Schedule 13D on January 10, 2024, Amendment No. 4 to Schedule 13D on January 26, 2024, Amendment No. 5 to Schedule 13D on March 5, 2024, Amendment No. 6 to Schedule 13D on May 31, 2024, Amendment No. 7 to Schedule 13D on June 3, 2024 and Amendment No. 8 to Schedule 13D on October 15, 2024 (the "Initial 13D", and the Initial 13D as further amended and supplemented by this Amendment, the "Schedule 13D") by the Reporting Persons, relating to the common shares, par value $0.0001 per share (the "Common Shares"), of Seanergy Maritime Holdings Corp., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer"). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial 13D is hereby supplemented as set forth below.

"As previously disclosed, on March 4, 2024, Sphinx, one of the Reporting Persons, commenced litigation in the Republic of the Marshall Islands against Stamatis Tsantanis, Christina Anagnostara, Dimitrios Anagnostopoulos, Elias Culucundis, Ioannis (John) Kartsonas and the Issuer by filing a complaint in the High Court of the Republic of the Marshall Islands (the "High Court"), seeking, among other things, to void and cancel the Series B Preferred Stock issued to Mr. Tsantanis, to cancel the certificate of designation for the Series B Preferred Stock, to prohibit Mr. Tsantanis from exercising the voting rights of the Series B Preferred Stock and to prohibit the Issuer from recognizing any such votes purportedly cast. The High Court rendered a decision in that case, dismissing Sphinx's complaint on the basis that Sphinx lacked standing to bring its claims, on October 28, 2024 and issued a corrected order amending that decision on October 30, 2024 and the Supreme Court of the Marshall Islands rendered a decision in the appeal of such case on February 20, 2026 affirming the High Court's dismissal. In light of the decision of the Supreme Court of the Marshall Islands, as of March 16, 2026, the Reporting Persons no longer intend to seek to change or influence the control of the Company or to change the Company's capital structure or corporate governance."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial 13D is hereby amended and restated as set forth below:

"(a), (b) The Reporting Persons each may be deemed to beneficially own all of the 1,848,534 Common Shares (the "Subject Shares") reported herein, which represent approximately 8.8% of Issuer's outstanding Common Shares, based on the 20,902,365 shares stated by the Issuer as being outstanding as of June 30, 2025 in the Issuer's Report on Form 6-K, filed with the SEC on August 7, 2025.

Sphinx has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,848,534 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,848,534 Common Shares.

Maryport has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,848,534 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,848,534 Common Shares.

Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,848,534 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,848,534 Common Shares."
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) of this Amendment No. 9 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described herein or on Exhibit 99.2 (as amended and restated and filed herewith), which is incorporated herein by reference, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated September 28, 2023, by and among the Reporting Persons.*

99.2 Trading Data

* Previously filed

## Signatures
- Sphinx Investment Corp.: Kleanthis Costa Spathias, By: Levante Services Limited, By: Kleanthis Costa Spathias, Director (03/16/2026)
- Maryport Navigation Corp.: Kleanthis Costa Spathias, By: Levante Services Limited, By: Kleanthis Costa Spathias, Director (03/16/2026)
- George Economou: George Economou, George Economou (03/16/2026)